As filed with the Securities and Exchange Commission on November 26, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

PNC CAPITAL ADVISORS, LLC

PNC FUNDS

PNC ADVANTAGE FUNDS
PNC FUNDS DISTRIBUTOR, LLC

File No. 812-14055

Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940

for an Exemption from Rule 12d1-2(a)

November 26, 2012

Please direct all communications

regarding this Application to:

Jeremy C. Smith, Esq.

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Phone: 212-596-9858

Fax: 646-728-1643

With copies to:

Daniel O. Hirsch

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

i

I.  INTRODUCTION

PNC Capital Advisors, LLC (“PNC Capital Advisors”), PNC Funds and PNC Advantage Funds (together, the “Trusts”) and PNC Funds Distributor, LLC (the “Distributor” and, collectively with PNC Capital Advisors and the Trusts, “Applicants”) hereby file this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting Applicants from Rule 12d1-2(a) under the 1940 Act.  Applicants request the exemption to the extent necessary to permit any existing or future series of the Trusts and any other registered open-end management investment company or series thereof (i) that is advised by PNC Capital Advisors or any person controlling, controlled by, or under common control with PNC Capital Advisors (any such adviser or PNC Capital Advisors, an “Adviser”), (ii) that is in the same group of investment companies as defined in Section 12(d)(1)(G) of the 1940 Act as the Trusts and invests in other registered open-end management investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the 1940 Act, and (iii) that is also eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act (each a “Fund of Funds,” and together with the Underlying Funds, the “Funds”),(1) also to invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the 1940 Act (“Other Investments”).   Applicants also request that the order exempt the Distributor, the principal underwriter to the Trusts, and any entity, including any entity controlled by or under common control with an Adviser, that in the future

(1)  Every existing entity that currently intends to rely on the requested order is named as an Applicant.  Any entity that relies on the order in the future will do so only in accordance with the terms and the condition in the Application.

acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended (the “1934 Act”)), with respect to the transactions described herein.

II.  APPLICANTS

A.            PNC Capital Advisors, LLC

PNC Capital Advisors, the Trusts’ investment adviser, is organized as a Delaware limited liability company and is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Any other Adviser will also be registered under the Advisers Act.  PNC Capital Advisors (or its affiliates) currently serves as the investment adviser to high net worth individuals, institutional investors, registered investment companies, private investment funds, charitable institutions, foundations, municipalities, endowment funds, corporations, corporate pension and profit-sharing plans and Taft-Hartley plans, with combined assets under management of approximately $34.8 billion as of December 31, 2011.  Each Fund of Funds has entered or will enter into an investment advisory agreement with PNC Capital Advisors or another Adviser pursuant to which the Adviser provides investment management advice (directly or through a sub-adviser) and manages the Fund of Funds’ business affairs, subject to the general oversight of the Fund of Funds’ board of trustees (“Board”).

PNC Capital Advisors is a direct, wholly-owned subsidiary of PNC Bank, National Association (“PNC Bank”).  PNC Bank is a direct, wholly-owned subsidiary of The PNC Financial Services Group, Inc. (“PNC”), a financial holding company.

B.            PNC Funds and PNC Advantage Funds

PNC Funds(2) and PNC Advantage Funds(3) are Delaware statutory trusts registered under the 1940 Act as open-end management investment companies.  Series of the Trusts currently invest in both securities (as defined in Section 2(a)(36) of the 1940 Act) that are not issued by investment companies and in Other Investments and may also invest in Underlying Funds, provided that no series of the Trusts currently invests in any other investment companies in reliance on Section 12(d)(1)(G) or Rule 12d1-2 at a time when it is invested in Other Investments.

C.            PNC Funds Distributor, LLC

PNC Funds Distributor, LLC, a Delaware limited liability company registered as a broker-dealer under the 1934 Act and a member of the Financial Industry Regulatory Authority (“FINRA”), serves as principal underwriter to the Trusts pursuant to a distribution agreement with the Trusts.

III.  APPLICANTS’ PROPOSAL

Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus.  Applicants propose that, subject to the terms and the condition set forth in this Application, such Funds of Funds also be permitted to invest in Other Investments.  The Funds of Funds will

(2)  The series of PNC Funds are PNC Balanced Allocation Fund, PNC International Equity Fund, PNC Large Cap Core Equity Fund, PNC Large Cap Growth Fund, PNC Large Cap Value Fund, PNC Mid Cap Value Fund, PNC Multi-Factor Small Cap Core Fund, PNC Multi-Factor Small Cap Growth Fund, PNC Multi-Factor Small Cap Value Fund, PNC S&P 500 Index Fund, PNC Small Cap Fund, PNC Bond Fund, PNC Government Mortgage Fund, PNC High Yield Bond Fund, PNC Intermediate Bond Fund, PNC Limited Maturity Bond Fund, PNC Total Return Advantage Fund, PNC Ultra Short Bond Fund, PNC Intermediate Tax Exempt Bond Fund, PNC Maryland Tax Exempt Bond Fund, PNC Michigan Intermediate Municipal Bond Fund, PNC Ohio Intermediate Tax Exempt Bond Fund, PNC Pennsylvania Intermediate Municipal Bond Fund, PNC Tax Exempt Limited Maturity Bond Fund, PNC Government Money Market Fund, PNC Money Market Fund, PNC Ohio Municipal Money Market Fund, PNC Pennsylvania Tax Exempt Money Market Fund, PNC Tax Exempt Money Market Fund, PNC Treasury Money Market Fund, PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, PNC Target 2050 Fund and PNC Retirement Income Fund.  Currently, PNC Target 2020 Fund, PNC Target 2030 Fund, PNC Target 2040 Fund, PNC Target 2050 Fund and PNC Retirement Income Fund intend to rely on the requested relief.

(3)  The series of PNC Advantage Funds are Institutional Government Money Market Fund, Institutional Money Market Fund and Institutional Treasury Money Market Fund.

comply with Rule 12d1-2 under the 1940 Act, but for the fact that the Funds of Funds may invest a portion of their assets in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the 1940 Act and Rule 12d1-2 under the 1940 Act.  The opportunity to invest in Other Investments will allow such Funds of Funds greater flexibility to meet their investment objectives.  In addition, there may be times when using a derivative instrument may allow such a Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund.

Each Fund of Funds would use Other Investments for a purpose that is consistent with the Fund of Funds’ investment objectives, policies, strategies and limitations.  PNC Capital Advisors believes that the ability of the Funds of Funds to invest in Underlying Funds in reliance on Rule 12d1-2 in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors.  Consistent with its fiduciary obligations under the 1940 Act, each Fund of Funds’ Board will review the advisory fees charged by the Fund of Funds’ Adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV.  APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the 1940 Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets.  Section 12(d)(1)(B) of the 1940 Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)            the acquired company and the acquiring company are part of the same group of investment companies;

(II)          the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)        with respect to:

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)                          the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the 1940 Act.(4)  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)                                 Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act;

(2)                                 Securities (other than securities issued by an investment company); and

(3)                                 Securities issued by a money market fund, when the acquisition is in reliance on rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the 1940 Act.(5)  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that section 12(d)(1)(G) was intended to address.”(6)  The adoption of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in

(4)  See Fund of Fund Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the “Adopting Release”).

(5)  See Adopting Release at 17, n.58.

(6)  Id. at 17-18.

section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”(7)

Section 6(c) of the 1940 Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the 1940 Act was passed or subsequently amended.(8)  It permits the Commission to grant exemptions from particular provisions of the 1940 Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.  Section 6(c) provides as follows:

The Commission . . .by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any . . . provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of the underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.(9)  Section 12(d)(1)(G) reflects a determination by Congress that certain

(7)  See H.R. Rep. No. 622, 104th Cong. 2nd Sess., at 43-44 (1996).

(8)  See, e.g., Trust Fund Sponsored by the Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“[T]he broad exemptive power provided in 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the 1940 Act and unprovided for elsewhere in the 1940 Act”).

(9)  See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

funds of funds arrangements do not raise concerns underlying the prohibitions in Section 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring fund and the acquired fund, and requiring that the acquired fund have a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(G) or Section 12(d)(1)(F).  The adoption of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act],” and therefore meets the standards for relief set forth in Section 6(c) of the 1940 Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.  SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments based on terms and conditions substantially identical to those proposed herein.  See, e.g., Doubleline Capital LP et al., Investment Company Act Release Nos. 29971 (February 28, 2012) (order) and 29943 (February 2, 2012) (notice); Stone Harbor Investment Partners, et al., Investment Company Act Release Nos. 29830 (October 3, 2011) (order) and 29784 (September 7, 2011) (notice); Highmark Funds, et al., Investment Company Act Release Nos. 29721 (Jul. 12, 2011) (order) and 29694 (Jun. 16, 2011) (notice); Pioneer Bond Fund, et al., Investment Company Rel. Nos. 29259 (Apr. 27, 2010) (order) and 29198 (Mar. 31, 2010) (notice); FFCM, LLC and FQF Trust, Investment Company Rel. Nos. 29335 (Jun. 29, 2010) (order) and 29292 (Jun. 2, 2010) (notice); Columbia Funds Series Trust, et al., Investment Company Rel. Nos. 28936 (Sept. 30, 2009) (order) and 28896 (Sept. 4, 2009) (notice).

VI.  APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.  Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.  REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the 1940 Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the 1940 Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.  PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as follows: PNC Capital Advisors, LLC, One East Pratt Street, 5th Floor East, Baltimore, MD 21202; PNC Funds and PNC Advantage Funds, One East Pratt Street, 5th Floor East, Baltimore, MD 21202; and PNC Funds Distributor, LLC, Three Canal Plaza, Suite 100, Portland, ME 04101.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so; that under the provisions of each Applicant’s limited liability company agreement or agreement and declaration of trust, as the case may be, and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its member or board of trustees, as applicable; and that the limited liability company agreement for each of the Adviser and the Distributor authorizes their respective presidents to execute various writings, including the Application, on behalf of the Adviser and Distributor, respectively, as certified in Exhibits A-2 and A-3; that by resolution duly adopted, and attached to the Application as Exhibit A-1, or by the other authority referred to therein, the boards of trustees of the Trusts have authorized any officer of the Trusts to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto; that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant; and that the authorization described in this

Application is applicable to the individual who signs this Application and that such authorization still remains in effect.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2 and B-3 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

November 26, 2012

Respectfully submitted,

PNC CAPITAL ADVISORS, LLC

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Savonne L. Ferguson
Name:	Savonne L. Ferguson
Title:	Secretary

PNC FUNDS DISTRIBUTOR, LLC

By:	/s/Mark Fairbanks
Name:	Mark Fairbanks
Title:	President

EXHIBIT INDEX

A-1.        Certification of the Trusts pursuant to Rule 0-2(c)(1)

A-2         Certification of PNC Capital Advisors, LLC pursuant to Rule 0-2(c)(1)

A-3         Certification of PNC Funds Distributor, LLC pursuant to Rule 0-2(c)(1)

B-1.        Verification of PNC Capital Advisors, LLC pursuant to Rule 0-2(d)

B-2.        Verification of the Trusts pursuant to Rule 0-2(d)

B-3.        Verification of PNC Funds Distributor, LLC pursuant to Rule 0-2(d)

EXHIBIT A-1

PNC FUNDS

PNC ADVANTAGE FUNDS

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies as follows:

1.              I am the Secretary, a duly authorized officer, of PNC Funds and PNC Advantage Funds (the “Trusts”).

2.              In such capacity, I have examined the records of actions taken by the Board of Trustees of the Trusts.

3.              The Trusts have duly adopted the following resolutions:

RESOLVED, that the officers of PNC Funds and PNC Advantage Funds (collectively, the “Funds”) be, and they hereby are, authorized to execute and file with the Securities and Exchange Commission, on behalf of the Funds, an application (including any necessary or appropriate amendments to such application) for an order exempting the present and future series of the Funds from Rule 12d1-2 so as to permit each such series to invest in financial instruments which are not “securities” within the contemplation of Rule 12d1-2, as discussed during the in-person meetings of the Board of Trustees of the Funds held on May 31, 2012 and June 1, 2012, in a form satisfactory to such officers of and counsel for the Funds (the “12d1-2 Exemptive Application”), the execution and filing of the 12d1-2 Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and

FURTHER RESOLVED, that the officers of the Funds be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Funds, and under its corporate seal or otherwise, as shall in his or her judgment be necessary, proper or advisable in order to arrange for the filing of the 12d1-2 Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Funds, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

November 26, 2012

PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Savonne L. Ferguson
Name:	Savonne L. Ferguson
Title:	Secretary

EXHIBIT A-2

PNC CAPITAL ADVISORS, LLC
CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies as follows:

Under the provisions of the limited liability company agreement of PNC Capital Advisors, LLC (“PNC Capital Advisors”), I, as President of PNC Capital Advisors, have the right and authority to sign and file an application (including any necessary or appropriate amendments to such application) for an order exempting PNC Capital Advisors from sections of the Investment Company Act of 1940, as amended, and rules thereunder.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

November 26, 2012

PNC CAPITAL ADVISORS, LLC

By:	/s/Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

EXHIBIT A-3

PNC FUNDS DISTRIBUTOR, LLC
CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

The undersigned hereby certifies as follows:

Under the provisions of the limited liability company agreement of PNC Funds Distributor, LLC (“PNC Funds Distributor”), I, as President of PNC Funds Distributor, have the right and authority to sign and file an application (including any necessary or appropriate amendments to such application) for an order exempting PNC Funds Distributor from sections of the Investment Company Act of 1940, as amended, and rules thereunder.

IN WITNESS WHEREOF, I have hereunto set my hand on the date set forth below.

November 26, 2012

PNC FUNDS DISTRIBUTOR, LLC

By:	/s/Mark Fairbanks
Name:	Mark Fairbanks
Title:	President

EXHIBIT B-1

PNC CAPITAL ADVISORS, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached application dated November 26, 2012 for and on behalf of PNC Capital Advisors, LLC (“PNC Capital Advisors”); that he is President of PNC Capital Advisors, and that all actions by PNC Capital Advisors necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

November 26, 2012

By:	/s/ Kevin A. McCreadie
Name:	Kevin A. McCreadie
Title:	President

EXHIBIT B-2

PNC FUNDS
PNC ADVANTAGE FUNDS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that she has duly executed the attached application dated November 26, 2012 for and on behalf of PNC Funds and PNC Advantage Funds (the “Trusts”), that she is the Secretary of the Trusts, that the laws of the jurisdiction of formation or the governing documents of the Trusts authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

November 26, 2012

PNC FUNDS
PNC ADVANTAGE FUNDS

By:	/s/ Savonne L. Ferguson
Name:	Savonne L. Ferguson
Title:	Secretary

EXHIBIT B-3

PNC FUNDS DISTRIBUTOR, LLC

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached application dated November 26, 2012 for and on behalf of PNC Funds Distributor, LLC (“PNC Funds Distributor”); that he is President of PNC Funds Distributor, and that all actions by PNC Funds Distributor necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

November 26, 2012

By:	/s/Mark Fairbanks
Name:	Mark Fairbanks
Title:	President